Mail Stop 3561
                                                                  March 1, 2019



    Teresa L. Dick
    Executive Vice President and
    Chief Financial Officer
    Rattler Midstream LP
    500 West Texas Avenue
    Suite 1200
    Midland, Texas 79701

            Re:    Rattler Midstream LP
                   Correspondence dated February 27, 2019

                   Amendment No. 3 to Registration Statement on Form S-1 Filed February 20, 2019
                   File No. 333-226645

    Dear Ms. Dick:

           We have reviewed your amended registration statement and your correspondence filed
    February 27, 2019, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2019 letter.

    Dilution, page 63

        1. Please show us how you calculated net tangible book value as of December 31, 2018 after giving effect to the transactions contemplated to occur at the completion of this offering, pro forma net tangible book value per common unit before this offering, the increase in net tangible book value per unit attributable to purchasers in this offering, and the decrease in as adjusted net tangible book value per common unit attributable to the distributions to Diamondback.
 Teresa L. Dick
Rattler Midstream LP
March 1, 2019
Page 2

    2. Reference is made to the second table. Please expand footnote (3) to disclose the distribution paid out of the offering proceeds to Diamondback reducing the effective consideration paid to $457,477.

    3. Please tell us what consideration was given in calculating pro forma net tangible book value per common unit before this offering utilizing the number of units to be issued to
       Diamondback for their contribution of net assets.

Cash Distribution Policy and Restrictions on Distributions, page 65

    4. We note you disclose you did not generate sufficient available cash to pay distributions during the 12 month period ended December 31, 2018. We also note you disclose your first distribution will be prorated for the period from the closing of the offering through
       March 31, 2019, based on the actual number of days in that period, and that you will adjust your distribution for the period ending June 30, 2019 to reflect this amount. In light of these disclosures, please revise to explain and reconcile how you expect to
       "generate sufficient cash available for distribution to support the payment of [y]our initially contemplated quarterly distribution," as you state on page 23, when you did not generate sufficient cash for the period ended December 31, 2018.

Unaudited Pro Forma EBITDA and Distributable Cash Flow for the Year Ended December 31,
2018, page 67

    5. Please explain to us how to reconcile capital expenditures in the table on page 69 to your historical financial statements.

    6. We note you disclose here incremental public partnership general and administrative expenses of $836 thousand that you expect to incur assuming the offering was completed as of January 1, 2018; however, on page 75, you state you expect these expenses will be
       $1.4 million. Please disclose the reason for the increase or revise as appropriate.

Estimated EBTIDA and Distributable Cash Flow for the Twelve Months Ending March 31,
2020, page 70

    7. Reference is made to the table on page 72. Please add a footnote which explains the nature of the "Income from equity investment" line item including how you plan to account for the investment. Referencing authoritative literature, explain to us your basis for accounting.

    8. Reference is made to footnotes (2) and (3) on page 73 where you disclose you have assumed no amounts have been drawn on the new revolving credit facility. Please reconcile this disclosure with your statement on page 70 that you will use borrowings under Rattler LLC's new revolving credit facility to pay for a portion of your investments in the EPIC and Gray Oak projects. If the pro rata interest paid on equity investments in the projects represents interest paid on borrowings under your new revolving credit
 Teresa L. Dick
Rattler Midstream LP
March 1, 2019
Page 3

       facility with regard to these projects, please clarify and disclose the interest rate used to calculate interest expense. The rate should be based on either the current interest rate or the rate for which you have a commitment.

    9. Please refer to the line "Cash used to fund capital expenditures and equity investment."
       If true, please revise to clearly state these amounts represent offering proceeds retained to fund capital expenditures and equity investment.

Significant Forecast Assumptions, page 73

    10. Please revise to discuss why operating expenses, costs of goods sold, general and administrative expenses, depreciation, amortization and accretion and income tax expense is expected to increase in the twelve months ending March 31, 2020 as compared to the pro forma year ended December 31, 2018.

Financial Statements

Rattler Midstream LP Unaudited Pro Forma Combined Financial Statements, page
F-2

    11. Please revise to include a separate column for pro forma adjustments other than the offering transactions. Alternatively, please include a footnote showing how you calculated pro forma member's equity before the offering.

    12. Reference is made to your response to comment 17 in our letter dated September 5, 2018.
        Please include pro forma per unit data giving effect to the number of units whose proceeds would be necessary to pay the distribution in excess of the current year s earnings. Please include your calculation as a footnote. Refer to SAB Topic 1:B.3.

Notes to Pro Forma Combined Financial Statements, page F-6

    13. You disclose that for purposes of the unaudited pro forma combined balance sheet, it is assumed that the transactions took place on January 1, 2018. The pro forma presentation should be based on the latest balance sheet included in your filing. Refer to Rule 11-
        02(b)(6) of Regulation S-X.

    14. We note you are giving effect to the asset drop-down from Diamondback as if such transactions occurred on January 1, 2018. We also note your disclosure that such assets will be operated effective January 1, 2019 pursuant to your commercial agreements with
        Diamondback and its affiliates. In this regard, please disclose and clarify the following:

           The amount of additional depreciation expense associated with those assets distinct from the additional depreciation expense associated with the Fasken Center; and

           The nature of the midstream assets dropped down and the useful lives or amortization periods of those assets.
 Teresa L. Dick
Rattler Midstream LP
March 1, 2019
Page 4

Rattler Midstream Operating LLC Audited Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-12

    15. We note the entire provision for income taxes of $17,359 is shown as an adjustment to the provision for deferred income taxes. In this regard, it appears the changes in accounts payable, accrued liabilities, and taxes payable should be $61,275 as determined from the balance sheets on page F-9 versus $49,625 disclosed in the statements of cash flows for the year ended December 31, 2018. Please explain the differences or revise as appropriate.

Note 12. Subsequent Events, page F-27

    16. Please revise to state when during the first quarter of 2019 the additional midstream assets of approximately $298 million were dropped down. If the assets have not yet been dropped down and will be contributed in conjunction with the offering, please clarify that fact.

        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or Donna Di
Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at
(202) 551-2545, or me at (202) 551-3720 with any other questions.

                                                             Sincerely,

                                                             /s/ Mara L. Ransom

                                                             Mara L. Ransom
                                                             Assistant Director
                                                             Office of Consumer
Products